HSBC

March 2012

Pricing Sheet dated March 30, 2012 relating to
Free Writing Prospectus dated March 12, 2012
Registration Statement No. 333-158385
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in International Equities

Buffered PLUS Based on the Value of the iShares® MSCI EAFE Index Fund due April 3, 2014

Buffered Performance Leveraged Upside Securities℠ ("Buffered PLUS")

PRICING TERMS – March 29, 2012

Issuer:	HSBC USA Inc.
Maturity date:	April 3, 2014, subject to adjustment as described in the accompanying underlying supplement no. 4
Underlying shares:	Shares of the iShares® MSCI EAFE Index Fund
Aggregate principal amount:	$10,857,030
Payment at maturity:	For each $10 stated principal amount of Buffered PLUS: • If the final share price is *greater than* the initial share price: $10 + the leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* • If the final share price is *less than or equal to* the initial share price but has decreased from the initial share price by an amount *less than or equal to* the buffer amount of 10%: $10 • If the final share price is *less than* the initial share price and has decreased from the initial share price by an amount *greater than* the buffer amount of 10%: ($10 x the share performance factor) + $1.00 *This amount will be less than the stated principal amount of $10. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity subject to the credit risk of HSBC.*
Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	200%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	$54.42, which was the closing price of one underlying share on the pricing date as determined by the calculation agent
Final share price:	The closing price of one underlying share on the valuation date as determined by the calculation agent, and as adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4.
Valuation date:	March 31, 2014, subject to adjustment as described in the accompanying underlying supplement no. 4
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$13.18 per Buffered PLUS (131.80% of the stated principal amount)
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see "Commissions and Issue Price" below)
Pricing date:	March 29, 2012
Original issue date:	April 3, 2012 (3 business days after the pricing date)
CUSIP:	40433K264
ISIN:	US40433K2649
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)" in the accompanying free writing prospectus dated March 12, 2012.

Commissions and Issue Price:	**Price to Public(1)**	**Fees and Commissions(1)**	**Proceeds to Issuer**
Per Buffered PLUS	$10	$0.225	$9.775
Total	$10,857,030	$244,283.18	$10,612,746.82

(1) *HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.225 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.225 for each Buffered PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)"on page 8 of the accompanying free writing prospectus*.

You should read this document together with the free writing prospectus describing the offering and the related underlying supplement no. 4, product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The free writing prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000114420412014397/v305570_fwp.htm
The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm
The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

The Buffered PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 4) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 4 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement no. 4 if you request them by calling toll-free 1-866-811-8049.

"Performance Leveraged Upside Securities℠" and "PLUS℠" are service marks of Morgan Stanley.

The securities:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**